UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

18451N303

(CUSIP Number)

Eos Holdings LLC

2560 Highvale Drive

Las Vegas, NV 89134

Tel: (212) 461-4868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  18451N303

1.           Names of Reporting Person:     Eos Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):  90-0898596

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 160,000

8.	Shared Voting Power:

9.	Sole Dispositive Power: 160,000

10.	Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  160,000

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):     9.38%(1)

14.         Type of Reporting Person (See Instructions):         CO

 (1) Calculated based upon 1,415,441 outstanding Common Shares as disclosed in the Company's 10-Q filed May 15, 2017, plus 290,000 Common Shares issued pursuant to the June 14, 2017 Stock Purchase Agreement disclosed in the Company’s 8-K on June 20, 2017.

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CUSIP No.  18451N303

1.           Names of Reporting Person:     Jon Richard Carnes

I.R.S. Identification Nos. of above persons (entities only):

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 160,000

8.	Shared Voting Power:

9.	Sole Dispositive Power: 160,000

10.	Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  160,000

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):     9.38%(1)

14.         Type of Reporting Person (See Instructions):         IN

 (1) Calculated based upon 1,415,441 outstanding Common Shares as disclosed in the Company's 10-Q filed May 15, 2017, plus 290,000 Common Shares issued pursuant to the June 14, 2017 Stock Purchase Agreement disclosed in the Company’s 8-K on June 20, 2017.

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ITEM 1.          SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common shares, par value $0.001 (the “Common Shares”), of Cleantech Solutions International, Inc., a Nevada corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Schedule 13D is being filed by Eos Holdings LLC, a Nevada limited liability company (“Eos”), and Jon Richard Carnes (“Mr. Carnes”), the principal of Eos.

(b)	Residence or Business Address:

2560 Highvale Drive, Las Vegas, NV 89134

(c)	Present Principal Occupation and Employment:

Mr. Carnes’ present principal occupation or employment is acting as a private investor.

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Eos Holdings LLC is organized as a limited liability company under the laws of the State of Nevada. Mr. Carnes is a citizen of Canada.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares reported represent 160,000 shares of Common Shares of the Issuer. The Common Shares were purchased in a June 14, 2017 stock offering for $3.00 per share, for a total consideration of $480,000. Funds for the purchase of the Common Shares came from the investment capital of Eos.

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ITEM 4.         PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares for investment in the ordinary course of business. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in hedging transactions, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 1,415,441 outstanding Common Shares as disclosed in the Company's 10-Q filed May 15, 2017, plus 290,000 Common Shares issued pursuant to the June 14, 2017 Stock Purchase Agreement disclosed in the Company’s 8-K on June 20, 2017.

(b)	The Reporting Persons hold the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under item 5(a).

(c)	Other than the transaction described herein, there has been no other transactions concerning the securities of the Company that were effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4, there are no contracts, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2017	Eos Holdings LLC

	By:	/s/ Jon Richard Carnes
	Name:	Jon Richard Carnes
	Title:	Manager

Jon Richard Carnes
/s/ Jon Richard Carnes

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